Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated April 2, 2008, relating to the consolidated and predecessor combined financial statements of Capital Product Partners L.P. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the formation of Capital Product Partners L.P. and retroactive adjustment to previously issued predecessor financial statements resulting from a transaction between entities under common control) appearing in the Annual Report on Form 20-F of Capital Product Partners L.P. for the year ended December 31, 2007, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/Deloitte

Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
August 29, 2008